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Silver Elephant Announces Appointment
of Chief Legal Officer

Vancouver, British Columbia, October 24, 2023 - Silver Elephant Mining Corp. (TSX: ELEF) (OTC: SILEF) (FSE: 1P2) ("Silver Elephant" or the "Company") is pleased to announce the appointment of Jenna Virk as its Chief Legal Officer, to lead all legal matters for the Company, effective as of October 18, 2023.

Ms. Virk has been a practising lawyer in British Columbia since 2007 and has extensive experience in corporate finance, securities and commercial law. She also brings with her significant experience as in house counsel, most recently serving as Director, Legal Affairs and Corporate Secretary of Lithium Americas Corp. She holds a Bachelor of Law from the University of British Columbia and a Bachelor of Business Administration from Simon Fraser University.

About Silver Elephant

Silver Elephant Mining Corp. is a silver mining and exploration company, with its flagship Pulacayo silver project in Bolivia. It also owns 100% of Mega Thermal Coal Corp and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity and royalty investments in nickel and vanadium mining.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

"John Lee"

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com  www.silverelef.com